March 31, 2005
Mail Stop 0305

Via U.S. Mail and Facsimile

Larry J. Goddard
Chief Financial Officer
P.A.M. Transportation Services, Inc.
297 West Henri De Tonti Blvd
P.O. Box 188
Tontitown, Arkansas 72770-0188

RE:	P.A.M. Transportation Services, Inc. (the "Company")
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 0-15057

Dear Mr. Goddard:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.



Form 10-K for the fiscal year ended December 31, 2004

Item 6 - Selected Financial Data, page 11

1. Please note that in accordance with Item 301(b)(2) of Regulation
S-K, you should describe (by footnote or otherwise) any factors that materially affect the comparability of information included in selected financial data. In this regard, we note that during fiscal
2002 you received $54 million in proceeds from your sale of equity securities in which you paid down a significant portion of your long-term debt and in fiscal 2003, you acquired the assets and businesses of East Coast Transport and McNeil Trucking, Inc. To the extent, these and other transactions are material to and affect the trends of your financial condition and results of operations, you should consider revising future filings to briefly describe or cross-reference to a discussion, thereof.

Item 7 - Management`s  Discussion and Analysis of Financial
Condition
and Results of Operations
Truckload Services, page 13
Logistics and Brokerage Services, page 15

2. We note from the discussion included in MD&A that the Company`s operations involve both providing truckload freight serves and providing brokerage and logistics services. We also note from the discussion on page 12 that the Company believes it conducts its operations in only one segment, the motor carrier segment.

Please explain in further detail why management believes that the Company`s truckload freight and brokerage and logistics services do not represent separate reportable segments for which the disclosures outlined in SFAS No.131 should be provided. As part of your response, please explain in detail how the Company`s chief operating decision maker reviews and analyzes the Company`s operations for purposes of assessing performance and allocating resources. Also, if the Company does believe that these operations are separate segments, but that they meet the criteria for aggregation outlined in paragraph 17 of SFAS No.131, please explain in detail the basis for this conclusion.

In the event that these operations do not meet the requirements outlined in SFAS No.131 for presentation as separate segments, please revise the notes to the Company`s financial statements to disclose the amount of revenues attributable to the Company`s truckload freight and brokerage and logistics services. Refer to the requirements of paragraph 37 of SFAS No.131.


Note 1 - Accounting Policies
- Revenue Recognition, page 36

3. We note your revenue recognition policy for freight in transit at the end of a reporting period. According to your disclosure, you recognize revenue equal to the percentage of relative transit miles completed to the estimated total transit miles. Further, it also appears that you estimate and recognize the related expenses in proportion to the freight revenue recognized. Please tell us supplementally why you believe your expense recognition policy complies with the methods prescribed in EITF No. 91-9 which provides that freight expenses should be recognized as incurred. If you believe your results would not be materially different if expenses were recognized as incurred, a statement to this effect should be included in the notes to your financial statements.

Note 2 - Accounts Receivable, page 38

4. Please tell us and clarify in Note 2 why the analysis of
activity
in your allowance for doubtful accounts does not include a
$635,000
reduction to bad debt expense resulting from the settlement of the lawsuit.

Commodity Price Risk, page 26
Note 16 - Derivatives and Hedging Activities, page 49

5. Please tell us and explain in further detail in the notes to your financial statements how you value and account for the heating oil price derivatives discussed on pages 26 and 27 and in Note 16 to your financial statements. As part of your response and your revised disclosure, please explain how you determined the fair value of such arrangements at both December 31, 2003 and 2004 and explain why you reflect changes in the fair values of such arrangements as adjustments to "operating supplies expense" in your consolidated statements of operations. If this treatment is used because you believe the arrangements serve as hedges of your diesel fuel purchases, explain in detail your basis for this conclusion. We may have further comment upon receipt of your response.

Note 18 - Acquisitions, page 50

6. In future filings, please revise to discuss the factors that contributed to purchase prices that resulted in recognition of goodwill with respect to your acquisitions of East Coast transport,
Inc. and McNeill Trucking Inc. Additionally, please include condensed balance sheets disclosing the amounts assigned to the major categories of assets and liabilities of the acquired entities at the acquisition dates. Refer to the requirements of paragraph 51c and 51e of SFAS No.141. Also, please tell us why no identifiable intangibles other than non-compete agreements were recognized in connection with these acquisitions. We may have further comment upon receipt of your response.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *


You may contact Jean Yu at (202) 824-5421 or Linda Cvrkel, Branch
Chief, at (202) 942-1936 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Linda Cvrkel
								Branch Chief
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Larry J. Goddard
P.A.M. Transportation Services, Inc.
March 31, 2005
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